Filed Pursuant to Rule 253(g)(2)
File No. 024-11524

SUPPLEMENT DATED APRIL 27, 2022

TO OFFERING CIRCULAR DATED JULY 28, 2021

Olive Tree People Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated July 28, 2021 of Olive Tree People Inc. (the “Company”) as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 28, 2021, is available HERE.

The purpose of this supplement is to:

●	Reduce the minimum investment amount from 600 shares of Common Stock (or $750) to 80 shares of Common Stock, or $100.

As a result, the Company amends and restates the following portions of its Offering Circular:

COVER PAGE

OLIVE TREE PEOPLE INC.

2425 Olympic Blvd. #4000 W,

Santa Monica, CA 90404

www.oliveda.com

UP TO 12,000,000 SHARES OF COMMON STOCK

MINIMUM INVESTMENT: $100

SEE “SECURITIES BEING OFFERED” AT PAGE 28

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SUMMARY, page 4

The Offering

Securities offered:	Maximum of 12,000,000 shares of Common Stock

Minimum Investment:	80 shares.

Securities outstanding before the Offering (as of June 30, 2021):

Common Stock	64,000,000 shares

Securities outstanding after the Offering, assuming the maximum offering amount is raised:

Common Stock	76,000,000 shares

PLAN OF DISTRIBUTION, page 15

The Company is offering up to 12,000,000 shares of Common Stock in this Offering at $1.25 per share, with a minimum investment of $100. There is no minimum amount we are required to raise from the shares of Common Stock being offered hereby. There is no guarantee that we will sell any of the shares of Common Stock being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or pay for the expenses of this Offering, which we estimate to be $835,000, excluding commissions and state filing fees.

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Filed Pursuant to Rule 253(g)(2)
File No. 024-11524

SUPPLEMENT DATED FEBRUARY 9, 2022

TO OFFERING CIRCULAR DATED JULY 28, 2021

Olive Tree People Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated July 28, 2021 of Olive Tree People Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 28, 2021, is available HERE.

The purpose of this supplement is to:

●	Add OpenDeal Broker LLC dba the Capital R as a broker-dealer and as part of the selling group for the Company’s offering under Regulation A (the “Offering”).
●	Amend certain terms of the Company’s engagement with Rialto Markets LLC, which have been changed pursuant to an amended agreement between the Company and Rialto Markets LLC.

As a result, the Company amends and restates the following sections of its Offering Circular:

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COVER PAGE

OLIVE TREE PEOPLE INC.

2425 Olympic Blvd. #4000 W,

Santa Monica, CA 90404

www.oliveda.com

UP TO 12,000,000 SHARES OF COMMON STOCK

MINIMUM INVESTMENT: $750

SEE “SECURITIES BEING OFFERED” AT PAGE 28

Olive Tree People Inc., a California corporation, is offering up to 12,000,000 of its common shares, no par value (the “Common Stock”). The shares of Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. All funds received as a result of this Offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Common Stock that must be sold in order for the offering to close, there is a risk that we may not receive sufficient proceeds from the offering to fully and effectively execute on our business plan as described in this Offering Circular. See “Securities Being Offered” at page 28 for additional details.

	Price to Public	Underwriting Discount and commissions (1)	Proceeds to issuer (1)(2)
Per Share	$1.250	$0.075	$1.175

Total Maximum	$15,000,000.00	$900,000.00	$14,100,000.00

(1) The Company has engaged Rialto Markets LLC (“Rialto”) to act as a placement agent for this offering and to perform certain administrative and technology-related functions as set forth in “Plan of Distribution.” The Company will pay a cash commission of 1% to Rialto on sales of the Common Stock made through Rialto’s online platform (the “Rialto Platform”). The Company may pay a cash commission of 6% to Rialto on sales of up to $5,000,000 in Common Stock sold solely due to Rialto’s direct selling efforts up to an amount not exceeding $300,000. The Company will also pay a $2,750 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by Rialto. Any unused portion of this fee not actually incurred by Rialto will be returned to the Company. FINRA fees will be paid by the Company. This does not include processing fees paid directly to the Rialto Platform by investors.

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In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker will perform substantially the same services as Rialto, but only for those subscriptions received through the Republic Platform. The Republic Platform will be used to communicate the offering to investors so they may purchase the securities in this offering through OpenDeal Broker. As compensation, the Company will pay to OpenDeal Broker a cash commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 2% of the dollar value of the securities issued to investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with lock-up restrictions required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales in this offering with respect to the securities commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

(2) Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering will be approximately $835,000, not including commissions or state filing fees.

PLAN OF DISTRIBUTION, page 15

The Company is offering up to 12,000,000 shares of Common Stock in this Offering at $1.25 per share, with a minimum investment of $750. There is no minimum amount we are required to raise from the shares of Common Stock being offered hereby. There is no guarantee that we will sell any of the shares of Common Stock being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or pay for the expenses of this Offering, which we estimate to be $835,000, excluding commissions and state filing fees.

The approximate date of the commencement of the sales of the shares of Common Stock will be within two calendar days from the date on which the Offering is qualified by the SEC and on a continuous basis thereafter until the maximum number of shares of Common Stock offered hereby are sold or the Offering is earlier terminated. All offering expenses will be borne by us and will be paid out of the proceeds of this Offering. The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; and (ii) the date the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, if the Offering is still ongoing at such time, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of shares of Common Stock will be made prior to the qualification of the Offering statement by the SEC.

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The Company will publicly market the offering using general solicitation through methods that include emails to potential investors, the internet, social media, and any other means of widespread communication.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website at www.invest-olivetreepeople.com.

Broker-Dealer Agreements

Rialto Markets LLC Agreement

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering. Rialto is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. In addition, the Rialto may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”) at a rate of 1% of the gross proceeds. In addition, the Company may pay Rialto 6% of the gross proceeds from the sale of up to $5,000,000 in Common Stock resulting from the direct selling efforts of Rialto not to exceed $300,000.

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

•	act as lead broker for the offering, coordinating efforts of parties involved and providing regulatory guidance,
•	provide offering platform technology, the use of a “microsite” for the Company to reach potential investors, provide investors with information and details on the offering, and to invest in the offering using an escrow agent and the registered transfer agent,
•	reviewing marketing materials,
•	performing AML/KYC checks on all investors, and
•	providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the Company’s registered transfer agent, escrow agent and legal representatives

In addition to the commission described above, the Company will also pay $2,750 to Rialto for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s offering. Any portion of this amount not expended and accounted for will be returned to the Company. In addition, the Company will pay Rialto a $5,000 blue sky filing service fee and will reimburse Rialto for any state notice filing fees, estimated to be approximately $13,000. Assuming the full amount of the offering is raised and that Rialto's targeted selling efforts lead to sales of $5,000,000, we estimate that the total fees and expenses of the offering payable by the Company to Rialto will be approximately $457,750.

OpenDeal Broker LLC Agreement

In addition, the Company has engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as Rialto, but only for those subscriptions received through the Republic Platform. These services include:

•	Provide a landing page on the Republic Platform for our offering of Common Stock and perform related services;
•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, including Regulation Best Interest compliance, and provide a recommendation to the Company whether or not to accept investor as a customer;
•	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and
•	Provide services that allow an investor to send consideration for our Common Stock to the Escrow Agent, Prime Trust, LLC.

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The Company does not intend to actively promote the offering on Republic, and OpenDeal Broker will not act as an underwriter or placement agent for this offering.

As compensation, the Company will pay to OpenDeal Broker a commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 2% of the dollar value of the securities issued to investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with lock-up restrictions required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the securities commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security. OpenDeal Broker has no registration rights.

Further, the Company will be responsible for reimbursing OpenDeal Broker for non-accountable expenses incurred by OpenDeal Broker for the Company. Such non-accountable expenses payable to OpenDeal Broker are limited to 0.5% of the proceeds raised through the Republic Platform. If all of the Common Stock were sold through OpenDeal Broker, its total compensation would include a cash payment of $900,000 and a number of shares of our Common Stock equal to $300,000 in value.

Procedures for Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

A form of our subscription agreement is filed as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

The shares of Common Stock acquired under the subscription agreement will be issued to you by our transfer agent in book entry form upon acceptance of your subscription agreement and confirmation of funds received by the Company.

Rialto Platform Subscription Process

After the qualification of this Offering Statement by the SEC, if you decide to subscribe for any shares of Common Stock in this Offering through the Rialto Platform, you should complete the following steps:

1. Go to www.invest-olivetreepeople.com and click on the “Invest Now” button

2. Complete the online investment form.

3. Deliver funds directly by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

4. Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

5. Once AML is verified, investor will electronically receive, review, execute and deliver to us a subscription agreement.

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Procedures for Subscribing Through the Republic Platform

Investors subscribing to our Common Stock through the Republic Platform, as facilitated by OpenDeal Broker LLC, may also access the Company’s offering through our offering page hosted on the Republic Platform at www.republic.com/olive-tree-people. Investors may follow the instructions provided through the Republic Platform to review the Company’s offering materials, including the offering circular and subscription agreement, as well as submit payment, which will be deposited into an escrow account at the Escrow Agent for the benefit of the Company. Credit card transactions will be processed through a payment processing platform integrated with the Republic Platform and the Escrow Agent as well.

OpenDeal Broker LLC has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker LLC is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker LLC is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon OpenDeal Broker LLC’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of OpenDeal Broker LLC in this offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker LLC does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the Company.

Selling Securityholders

No securities are being sold for the account of security holders. All net proceeds of this Offering will go to the Company.

Investors’ Tender of Funds

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase our Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, or wire. Subscriptions via credit card will be processed through a payment processing platform integrated with Prime Trust, LLC. The Company estimates that processing fees for credit card subscriptions will be approximately 3.8% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors, which, at the maximum offering amount, the Company estimates could be a total of approximately $450,000 in fees. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 80% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the “Use of Proceeds” section of this Offering Circular.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Offering is oversubscribed in excess of the maximum offering amount.

Escrow Agent

The Company has entered into Escrow Services Agreements with Prime Trust, LLC (the “Escrow Agent”) and each of Rialto and OpenDeal Broker. Investor funds will be held in an account by the Escrow Agent pending a closing or the termination of the Offering. While funds are held the escrow account and prior to a closing of the sale of our Common Stock in bona fide transactions that are fully paid and cleared, (i) the escrow account and escrowed funds will be held for the benefit of the investors, (ii) the Company will not be entitled to any funds received into the escrow account, and (iii) no amounts deposited into the escrow account shall become the property of the Company, or be subject to any debts, liens or encumbrances of any kind of the Company. No interest shall be paid on balances in the escrow account.

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The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Forum Selection Provision

Our subscription agreement includes a forum selection provision that requires any claims against the Company based on the subscription agreement be brought in a state or federal court of competent jurisdiction in the State of California. This forum may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers not to lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company.

Perks

At stepped investment levels, the Company plans to offer investment packages that provide various incentives:

Minimum Dollar Investment	Rewards
$750	$50 in Olive Tree People Online Credit
$2,250	$175 in Olive Tree People Online Credit
$4,500	$400 in Olive Tree People Online Credit
$9,000	$1,000 in Olive Tree People Online Credit
$18,000	$2,500 in Olive Tree People Online Credit

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

USE OF PROCEEDS TO ISSUER, page 18

Assuming a maximum raise of $15,000,000, the net proceeds of this Offering would be approximately $13,262,250 after subtracting commissions and estimated offering costs of $900,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $75,000 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $450,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

Assuming a raise of $7,500,000, representing 50% of the maximum offering amount, the net proceeds of this Offering would be approximately $6,475,225 after subtracting commissions and estimated offering costs of $450,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $37,500 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $225,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

Assuming a raise of $3,000,000, representing 20% of the maximum offering amount, the net proceeds of this Offering would be approximately $2,402,725 after subtracting commissions and estimated offering costs of $180,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $15,000 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $90,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

In the event that the Company would raise less than the maximum offering amount, the Company would adjust its use of proceeds by reducing marketing and promotion expenditures, limiting the number of U.S. store locations we would seek to open, and slowing our planned expansion within the United States with the proceeds of the Offering.

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Please see the table below for a summary our intended use of the net proceeds from this Offering

Percent					Maximum Offering
Allocation	$3,000,000 Raise	%	$7,500,000 Raise	%	$15,000,000 Raise
	Use Category		Use Category		Use Category
5%	Product Development	5%	Product Development	5%	Product Development
70%	Marketing & Promotion	70%	Marketing & Promotion	70%	Marketing & Promotion
20%	New Store Locations	20%	New Store Locations	20%	New Store Locations
5%	General and Administrative	5%	General and Administrative	5%	General and Administrative

Because the Offering is made on a “best efforts” basis, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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Filed Pursuant to Rule 253(g)(2)
File No. 024-11524

OFFERING CIRCULAR DATED JULY 28, 2021

OLIVE TREE PEOPLE INC.

2425 Olympic Blvd. #4000W,

Santa Monica, CA 90404

www.oliveda.com

UP TO 12,000,000 SHARES OF COMMON STOCK

MINIMUM INVESTMENT: $750

SEE “SECURITIES BEING OFFERED” AT PAGE 28

Olive Tree People Inc., a California corporation, is offering up to 12,000,000 of its common shares, no par value (the “Common Stock”). The shares of Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. All funds received as a result of this Offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Common Stock that must be sold in order for the offering to close, there is a risk that we may not receive sufficient proceeds from the offering to fully and effectively execute on our business plan as described in this Offering Circular. See “Securities Being Offered” at page 28 for additional details.

	Price to Public	Underwriting Discount and commissions (1)	Proceeds to issuer (1)(2)
Per Share	$1.2500	$0.0375	$1.2125

Total Maximum	$15,000,000.00	$450,000.00	$14,550,000.00

(1)The Company has engaged Rialto Markets LLC (“Rialto”) to act as a placement agent for this offering and to perform certain administrative and technology-related functions as set forth in “Plan of Distribution.” The company will pay a cash commission of 3% to Rialto on sales of the Common Stock. The Company may pay a cash commission of a 6% to Rialto on sales of up to $5,000,000 in Common Stock sold solely due to Rialto’s direct selling efforts up to an amount not exceeding $300,000. The Company will also pay a $2,750 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by Rialto. Any unused portion of this fee not actually incurred by Rialto will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to the Rialto Platform by investors.

(2)Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering will be approximately $835,000, not including commissions or state filing fees.

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The Company has engaged Prime Trust, LLC (the "Escrow Agent") to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares of Common Stock to investors. This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold, and the date at which the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering is being conducted on a best-efforts basis. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

INVESTING IN THE SHARES OF COMMON STOCK OF OLIVE TREE PEOPLE INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 7 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE SHARES OF COMMON STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately July 29, 2021.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

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TABLE OF CONTENTS

SUMMARY	4
RISK FACTORS	7
DILUTION	13
PLAN OF DISTRIBUTION	15
USE OF PROCEEDS TO ISSUER	18
THE COMPANY’S BUSINESS	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	27
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	28
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	29
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	29
SECURITIES BEING OFFERED	29
FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019	30

In this Offering Circular, the terms “Olive Tree People”, “our”, “we”, “us”, and the “Company” refer to Olive Tree People Inc. Additionally, these references may encompass the Company’s wholly-owned operating subsidiary, Oliveda Deutschland GmbH, on a consolidated basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Overview

Olive Tree People Inc. is a Los Angeles-based wholly-owned subsidiary of Oliveda International, Inc., a leading international holistic health and cosmetics company centered around creating products derived from the olive tree. Olive Tree People Inc. owns 100% of Oliveda Deutschland GmbH – a German limited liability company with over 20 years’ experience in manufacturing and distributing cosmetic and holistic products whose operations the Company’s management directs from the Company’s headquarters in Los Angeles. Under the brand name Oliveda, the Company sells a complete line of face, body, and hair products, as well as “inside” products – supplements and other products that are meant to be consumed for holistic health benefits. The Company’s mission is to revolutionize the skin care and holistic beauty industry with its olive tree-inspired products, utilizing environmentally safe and eco-friendly business practices to help heal people and the earth at the same time.

Operating out of Los Angeles, Olive Tree People intends to help increase the Oliveda-brand presence in the United States. Olive Tree People began its U.S. operations in 2019, with the aim of opening an Oliveda store in Los Angeles by April 2020. Due to the COVID-19 pandemic, however, the planned opening of the first U.S. Oliveda store in Los Angeles had to be postponed. Instead, Olive Tree People focused on product development, developing approximately 35 new product formulations for Oliveda products since it began its operations in 2019 in the United States and hiring employees in the United States. By 2021, our recognition was expanding in the United States, with the Company receiving unpaid promotion from celebrity influencer Gigi Hadid, who posted on her Instagram account about using Oliveda products, as well working with numerous other social media influencers. To capitalize on this momentum, we intend to open our first store on Abbot Kinney (Venice) in Los Angeles by the end of 2021 and intend to attract large retailers with which to place our products.

Olive Tree People Inc. is a California corporation, and was incorporated on May 18, 2015. In April 2020, the Company filed an amendment to its articles of incorporation in the State of California to change its name from “Oliveda Group, Inc.” to “Olive Tree People Inc.”.

The Offering

Securities offered:	Maximum of 12,000,000 shares of Common Stock

Minimum Investment:	600 shares.

Securities outstanding before the Offering (as of June 30, 2021):

Common Stock	64,000,000 shares

Securities outstanding after the Offering, assuming the maximum offering amount is raised:

Common Stock	76,000,000 shares

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Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our limited liability company membership interests held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and the size and resources of some of our competitors may allow them to compete more effectively than we can.

•We rely on third parties to provide services essential to the success of our business.

•We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

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•The Company is controlled by its founder.

•The auditor included a “going concern” note in its audit report

•This investment is illiquid.

•The Company does not own any intellectual property, and depends on its Chief Executive Officer for continued use the trademarks under which it sells its products.

•The Company is exposed to risks related to product liability litigation

•Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

•An economic downturn or economic uncertainty in the United States or globally may adversely affect consumer discretionary spending and demand for our products, as well as the demand for our marketing services.

•The impact of COVID-19 may affect consumer behavior in ways that we cannot accurately predict, and may negatively affect our results of operations.

•We are subject to risks relating to foreign currency fluctuations.

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RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently more risky than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

The cosmetics and holistic health industries are highly competitive, and if we are unable to compete effectively our results will suffer.

We face vigorous competition from companies throughout the world, including multinational consumer product companies. Most of these competitors have significantly greater resources than we do, as well as significantly greater brand-recognition. Competition in the cosmetics and holistic health industries is based on a variety of factors including pricing of products, innovation, perceived value, promotional activities, advertising, special events, new product introductions, e-commerce initiatives and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas.

Our ability to compete depends on the continued strength of our brands, our ability to attract and retain key talent and other personnel, the efficiency of our contracted manufacturing facilities and distribution network. Our Company has a growing reputation that could be negatively impacted by social media and many other factors. If our reputation is adversely affected, our ability to attract and retain customers and consumers could be impacted.

The Company does not own any intellectual property.

While “Oliveda” is a registered trademark in the United States, this trademark is registered to Thomas Lommel, our Chief Executive Officer and Founder, who allows Oliveda International Inc. to use the trademark. “LA Dope” is also a registered trademark in Germany, registered again to Thomas Lommel, who allows Oliveda International to use this trademark. While the Company (through its wholly-owned subsidiary, Oliveda Deutschland GmbH) and Oliveda International Inc. are parties to license agreements for use of each of these trademarks by the Company, there is no guarantee that the Company will continue to have access to these trademarks in the future. Loss of access to these trademarks would significantly harm the Company’s operations.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.

Our success depends to a large degree on our ability to anticipate and react to changes in consumer tastes for skin, body, hair, and holistic health products. We must continually work to develop and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products, successfully manage our inventories, and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes cannot be predicted with certainty and can change rapidly. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, our financial results will suffer. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our brands or products, which increases the risk that our operating results may suffer in the event such products or brands fall out of favor with our customers.

Acquisitions may expose us to additional risks.

We continuously review acquisition and strategic investment opportunities that would expand our current product offerings, our distribution channels, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our stockholders or both. We do not intend to use the proceeds from this Offering to acquire other businesses – however, if we were to issue equity to acquire another company, investors in this Offering could suffer dilution as a result.

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An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. In an economic downturn, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. Online customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition.

Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers’ access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

The novel coronavirus (COVID-19) pandemic may have an impact on our business, financial condition and results of operations.

The COVID-19 pandemic has rapidly escalated in the United States, creating significant uncertainty and economic disruption, and leading to record levels of unemployment nationally. Numerous state and local jurisdictions have imposed, and others in the future may impose, shelter-in-place orders, quarantines, shut-downs of non-essential businesses, and similar government orders and restrictions on their residents to control the spread of COVID-19. The extent to which COVID-19 ultimately impacts our business, financial condition and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of the COVID-19 outbreak and the effectiveness of actions taken to contain the COVID-19 outbreak or treat its impact, among others. In addition to the COVID-19 disruptions possibility adversely impacting our business and financial results, they may also have the effect of heightening many of the other risks described here under “Risk Factors,” including risks relating to changes due to our limited operating history; our ability to generate sufficient revenue and positive cash flow; our relationships with third parties, and many other factors. We will endeavor to minimize these impacts, but there can be no assurance that we will be successful in doing so.

Changes in laws, regulations and policies that affect our business could adversely affect our financial results.

Our business is subject to numerous laws, regulations and policies around the world. Changes in these laws, regulations and policies, including the interpretation or enforcement thereof, that affect our business could adversely affect our financial results. These changes include accounting standards, laws and regulations relating to tax matters, trade, data privacy (e.g., General Data Protection Regulation (GDPR)), anti-corruption, advertising, marketing, distribution, customs matters, product registration, ingredients, chemicals, packaging, selective distribution, environmental or climate change matters.

Our success depends to a significant degree on the quality, efficacy and safety of our products.

Our success depends to a significant degree on the quality, efficacy and safety of our products. If our products are found to be defective or unsafe, our product claims are found to be deceptive, or our products otherwise fail to meet our consumers’ expectations, our relationships with customers or consumers could suffer, the appeal of one or more of our brands could be diminished, and we could lose sales and become subject to liability or claims, any of which could result in a material adverse effect on our business. In addition, third parties may sell counterfeit versions of some of our products. These counterfeit products may pose safety risks, may fail to meet consumers’ expectations, and may have a negative impact on our business.

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Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer, Thomas Lommel. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in branding and marketing, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

Our information technology and websites may be susceptible to cybersecurity breaches, outages and other risks.

We rely on information technology (outsourced and in-house) that support our business processes, including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. We have e-commerce, m-commerce and other Internet websites in the United States and many other countries. These systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and other events. Despite the implementation of network security measures, our systems may be vulnerable to constantly evolving cybersecurity threats such as malware, break-ins and similar disruptions from unauthorized tampering. The occurrence of these or other events could disrupt or damage our information technology and adversely affect our business. Insurance policies that may provide coverage with regard to such events may not cover any or all of the resulting financial losses.

Failure to adequately maintain the security of our electronic and other confidential information could materially adversely affect our business.

We are dependent upon automated information technology processes. As part of our normal business activities, we collect and store certain information that is confidential, proprietary or otherwise sensitive, including personal information with respect to customers, consumers and employees. We may share some of this information with vendors who assist us with certain aspects of our business. Moreover, the success of our e-commerce and m-commerce operations depends upon the secure transmission of confidential and personal data over public networks, including the use of cashless payments. Any failure on the part of us or our vendors to maintain the security of our confidential data and personal information, including via the penetration of our network security and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also result in deterioration in our employees’, consumers’ and customers’ confidence in us and other competitive disadvantages, and thus could have a material adverse effect on our business. In addition, a security or data privacy breach could require that we expend significant additional resources to enhance our information security systems and could result in a disruption to our operations. Furthermore, third parties including our suppliers and customers may also rely on information technology and be subject to such cybersecurity breaches. These breaches may negatively impact their businesses, which could in turn disrupt our supply chain and/or our business.

We are subject to risks related foreign currency exchange rates.

We operate on a global basis, with a majority of our fiscal 2020 net sales and operating income generated outside the United States. Oliveda Deutschland GmbH, the Company’s operating subsidiary, is based in Germany, and its functional currency is in Euros.

The translation from the subsidiary’s functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $131,401 for the year ended December 31, 2020, but it resulted in a loss of $18,285 for the year ended December 31, 2019, and could again lead to a loss in the future. Such foreign currency translation losses could have a material adverse effect on our business.

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Our business involves the potential for product liability and other claims against us, which could affect our results of operations and financial condition and result in product recalls or withdrawals.

We face exposure to claims arising out of alleged defects in our products, including for property damage, bodily injury or other adverse effects. We do not currently maintain product liability insurance, which puts us at a greater risk of harm to our business operations should we receive a monetary judgment against us in relation to a product liability lawsuit. We intend on obtaining product liability insurance in the future. However, even with product liability insurance, we would not be covered against all types of claims, particularly claims other than those involving personal injury or property damage or claims that exceed the amount of insurance coverage. Further, we may not be able to maintain such insurance in sufficient amounts, on desirable terms, or at all, in the future. In addition to the risk of monetary judgments not covered by insurance, product liability claims could result in negative publicity that could harm our products' reputation and in certain cases require a product recall. Product recalls or product liability claims, and any subsequent remedial actions, could have a material adverse effect on our business, reputation, brand value, results of operations and financial condition.

Our failure to comply with regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to, in certain instances, regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission, the Food and Drug Administration (“FDA”) and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. FDA approval is not required for the Company’s external cosmetics products. The law does not require cosmetic products and ingredients, except for color additives to be approved by FDA before they go on the market. The Company does not use color additives. Certain of the Company’s products are meant to be ingested – and for those products, the Company has sought and received FDA approval. Nonetheless, if we fail to comply with the FDA’s regulations (or any of the other regulations listed above), we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

A portion of our customers shop with us through our e-commerce website, www.oliveda.com. While many of our products are sold in retail stores, increasingly, customers are using tablets and smart phones to shop online, and we do plan on increasing our product offerings on e-commerce websites in the future. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

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Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is subject to seasonality.

Christmas season is the time of year we tend to see our most sales. As such, our sales, financial performance, working capital requirements and cash flow may experience volatility during at this time.

We rely on third party manufacturers to produce our products.

We use third party manufacturers to make our products. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitments, and they may discontinue production upon little or no advance notice. Manufacturers also may experience problems with product quality or timeliness of product delivery. The loss of a contract manufacturer may force us to shift production to other providers, and possibly cause manufacturing delays, disrupt our ability to fill orders or require us to suspend production until we find another third party manufacturer. We are not able to control the manufacturing efforts of these third party manufacturers as closely as we control our business. Should any of these manufacturers fail to meet our standards, we may face regulatory sanctions, additional product liability claims or customer complaints, which could harm our reputation and our business.

A disruption in our supply chain could adversely affect our business.

We rely on third-party suppliers for the raw materials needed to produce our products. Some of our products rely on a single or a limited number of suppliers. Changes in the financial or business condition of our suppliers could subject us to losses or adversely affect our ability to bring products to market. Further, the failure of our suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect our customer service levels and overall business. In addition, any increases in the costs of goods and services for our business may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in our operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we forecast inventory needs and estimate future demand for particular products on our behalf. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin, which ultimately impacts our revenues. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

Risks Related to an Investment in this Offering and Ownership of our Securities

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the Company intends to apply in the future for quotation of its Common Stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the Company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

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The company is controlled by its founder.

The Company is currently wholly-owned by Oliveda International, Inc., of which Thomas Lommel, our CEO, is the majority stockholder. As such, Mr. Lommel has significant control over the Company and its board of directors for stockholder actions. At the conclusion of this Offering, Oliveda International, Inc. will continue to hold a significant portion of the company’s voting rights.

Therefore, investors in this Offering will not have the ability to impact elections of directors or matters presented to a vote of stockholders. See “Securities Being Offered.”

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more

The net tangible book value of our company as of December 31, 2020 was ($786,891) or ($0.787) per share of common stock. Net tangible book value per share is determined by dividing the tangible book value of the company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock on December 31, 2020.

Our net tangible book value and our net tangible book value per share will be impacted by the 12,000,000 shares of Common Stock which may be sold by our company. The amount of dilution will depend on the number of shares sold by our company. The following example shows the dilution to new investors at an assumed offering price of $1.25 per share.

We are qualifying 12,000,000 shares of Common Stock for sale by our company. If all shares are sold at the Offering price of $1.25 per share our net tangible book value and per share dilution under various offering scenarios as of December 31, 2020, is illustrated in the following table, giving effect to the amendment of the Company’s articles of incorporation to increase the number of shares of authorized Common Stock and the issuance of 63,000,000 shares to Oliveda International. See “Securities Being Offered”.

	$15,000,000	$11,250,000	$7,500,000	$3,750,000
	Offering	Offering	Offering	Offering
	(100%)	(75%)	(50%)	(25%)
Number of current shares held	64,000,000	64,000,000	64,000,000	64,000,000
Number of new shares issued	12,000,000	9,000,000	6,000,000	3,000,000
Total number of new shares held	76,000,000	73,000,000	70,000,000	67,000,000

Net tangible book value before this offering	$(786,891)	$(786,891)	$(786,891)	$(786,891)
Net proceeds to the company	$15,000,000	$11,250,000	$7,500,000	$3,750,000
Net tangible book value after this offering	$14,213,109	$10,463,109	$6,713,109	$2,963,109

Assumed public offering price per share	$1.250	$1.250	$1.250	$1.250
Net tangible book value per share before this offering	$(0.787)	$(0.787)	$(0.787)	$(0.787)
Increase attributable to new investors	$0.974	$0.930	$0.883	$0.831
Net tangible book value per share after this offering	$0.187	$0.143	$0.096	$0.044
Dilution per share to new stockholders	$1.063	$1.107	$1.154	$1.206

Current Stockholders % after offering	84.21%	87.67%	91.43%	95.52%
Purchasers % after offering	15.79%	12.33%	8.57%	4.48%

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

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The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

•In June 2020 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

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PLAN OF DISTRIBUTION

The Company is offering up to 12,000,000 shares of Common Stock in this Offering at $1.25 per share, with a minimum investment of $750. There is no minimum amount we are required to raise from the shares of Common Stock being offered hereby. There is no guarantee that we will sell any of the shares of Common Stock being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or pay for the expenses of this Offering, which we estimate to be $835,000, excluding commissions and state filing fees.

The approximate date of the commencement of the sales of the shares of Common Stock will be within two calendar days from the date on which the Offering is qualified by the SEC and on a continuous basis thereafter until the maximum number of shares of Common Stock offered hereby are sold or the Offering is earlier terminated. All offering expenses will be borne by us and will be paid out of the proceeds of this Offering. The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; and (ii) the date the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, if the Offering is still ongoing at such time, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of shares of Common Stock will be made prior to the qualification of the Offering statement by the SEC.

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering. The placement agent is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but have agreed to use their best efforts to arrange for the sale of all of the securities offered hereby. In addition, the placement agent may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”) at a rate of 3% of the gross proceeds. In addition, the Company may pay Rialto 6% of the gross proceeds from the sale of up to $5,000,000 in Common Stock resulting from the direct selling efforts of Rialto not to exceed $300,000. Persons who desire information about the offering may find it at www.olivetreepeople.com/invest.

The Company will also publicly market the offering using general solicitation through methods that include emails to potential investors, the internet, social media, and any other means of widespread communication.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website at www.olivetreepeople.com/invest.

The following table shows the total discounts and commissions payable to Rialto in connection with this offering by the Company:

	Per Share	Total
Public offering price	$1.2500	$15,000,000.00

Placement Agent commissions	$0.0375	$450,000.00

Proceeds, before expenses	$1.2125	$14,550,000.00

In the event that Rialto’s targeted selling efforts lead to sales of up to $5,000,000 in shares of Common Stock, Rialto will be entitled to 6.0% of the gross proceeds from the sale of such shares of Common Stock not to exceed $300,000.

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Other Terms

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

•act as lead broker for the offering, coordinating efforts of parties involved and providing regulatory guidance,

•provide offering platform technology, the use of a “microsite” for RYSE to reach potential investors, provide investors with information and details on the offering, and to invest in the offering using an escrow agent and the registered transfer agent,

•reviewing marketing materials,

•performing AML/KYC checks on all investors, and

•providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the company’s registered transfer agent, escrow agent and legal representatives

In addition to the commission described above, the company will also pay $2,750 to Rialto for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company. In addition, the company will pay Rialto and a $5,000 blue sky filing service fee and will reimburse Rialto for any state notice filing fees, estimated to be approximately $13,000. Assuming the full amount of the offering is raised and that Rialto's targeted selling efforts lead to sales of $5,000,000, we estimate that the total fees and expenses of the offering payable by the company to Rialto will be approximately $770,750.

Procedures for Subscribing

After the qualification of this Offering Statement by the SEC, if you decide to subscribe for any shares of Common Stock in this Offering, you should complete the following steps:

1.Go to www.olivetreepeople.com/invest and click on the “Invest Now” button

2.Complete the online investment form.

3.Deliver funds directly by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

4.Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

5.Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

A form of our Subscription Agreement is filed as Exhibit 4.1 to the Offering Statement.

The shares of Common Stock acquired under the Subscription Agreement will be issued to you by our transfer agent in book entry form upon acceptance of your Subscription Agreement and confirmation of funds received by the Company.

Selling Securityholders

No securities are being sold for the account of security holders. All net proceeds of this Offering will go to the Company.

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Investors’ Tender of Funds

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase our Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, or wire. Subscriptions via credit card will be processed Prime Trust, LLC. The Company estimates that processing fees for credit card subscriptions will be approximately 3.8% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors, which, at the maximum offering amount, could be a total of $450,000 in fees. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 80% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the “Use of Proceeds” section of this Offering Circular.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Offering is oversubscribed in excess of the maximum offering amount.

Escrow Agent

Company has entered into an Escrow Services Agreement with Prime Trust, LLC (the “Escrow Agent”). Investor funds will be held in an account by the Escrow Agent pending a closing or the termination of the Offering. While funds are held the escrow account and prior to a closing of the sale of our Common Stock in bona fide transactions that are fully paid and cleared, (i) the escrow account and escrowed funds will be held for the benefit of the investors, (ii) the Company will not be entitled to any funds received into the escrow account, and (iii) no amounts deposited into the escrow account shall become the property of the Company, or be subject to any debts, liens or encumbrances of any kind of the Company. No interest shall be paid on balances in the escrow account.

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Forum Selection Provision

Our Subscription Agreement includes a forum selection provision that requires any claims against the Company based on the Subscription Agreement be brought in a state or federal court of competent jurisdiction in the State of California. This forum may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers not to lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company.

Perks

At stepped investment levels, the company plans to offer investment packages that provide various incentives:

Minimum Dollar Investment	Rewards
$750	$50 in Olive Tree People Online Credit
$2,250	$175 in Olive Tree People Online Credit
$4,500	$400 in Olive Tree People Online Credit
$9,000	$1,000 in Olive Tree People Online Credit
$18,000	$2,500 in Olive Tree People Online Credit

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $15,000,000, the net proceeds of this Offering would be approximately $13,712,250 after subtracting commissions and estimated offering costs of $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $75,000 in transfer agent and EDGAR fees, $10,000 accounting fees, $20,000 consulting fees, $450,000 credit card fees, $10,000 graphic designer fees and $100,000 in legal fees.

Assuming a raise of $7,500,000, representing 50% of the maximum offering amount, the net proceeds of this Offering would be approximately $6,699,750 after subtracting commissions and estimated offering costs of $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $37,500 in transfer agent and EDGAR fees, $10,000 accounting fees, $20,000 consulting fees, $225,000 in credit card fees, $10,000 graphic designer fees and $100,000 in legal fees.

Assuming a raise of $3,000,000, representing 20% of the maximum offering amount, the net proceeds of this Offering would be approximately $2,492,250 after subtracting commissions and estimated offering costs of $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $15,000 in transfer agent and EDGAR fees, $10,000 accounting fees, $20,000 consulting fees, $90,000 in credit card fees, $10,000 graphic designer fees and $100,000 in legal fees.

In the event that the Company would raise less than the maximum offering amount, the Company would adjust its use of proceeds by reducing marketing and promotion expenditures, limiting the number of U.S. store locations we would seek to open, and slowing our planned expansion within the United States with the proceeds of the Offering.

Please see the table below for a summary our intended use of the net proceeds from this Offering

Percent					Maximum Offering
Allocation	$3,000,000 Raise	%	$7,500,000 Raise	%	$15,000,000 Raise
	Use Category		Use Category		Use Category
5%	Product Development	5%	Product Development	5%	Product Development
70%	Marketing & Promotion	70%	Marketing & Promotion	70%	Marketing & Promotion
20%	New Store Locations	20%	New Store Locations	20%	New Store Locations
5%	General and Administrative	5%	General and Administrative	5%	General and Administrative

Because the Offering is made on a “best efforts” basis, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company

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THE COMPANY’S BUSINESS

Overview

Olive Tree People Inc. is a Los Angeles-based wholly-owned subsidiary of Oliveda International, Inc., a leading international holistic health and cosmetics company centered around creating products derived from the olive tree. Olive Tree People Inc. owns 100% of Oliveda Deutschland GmbH – a German limited liability company with over 20 years’ experience in manufacturing and distributing cosmetic and holistic products whose operations the Company’s management directs from the Company’s headquarters in Los Angeles. Under the brand name Oliveda, the Company sells a complete line of face, body, and hair products, as well as “inside” products – supplements and other products that are meant to be consumed for holistic health benefits. The Company’s mission is to revolutionize the skin care and holistic beauty industry with its olive tree-inspired products, utilizing environmentally safe and eco-friendly business practices to help heal people and the earth at the same time.

Operating out of Los Angeles, Olive Tree People intends to help increase the Oliveda-brand presence in the United States. Olive Tree People began its U.S. operations in 2019, with the aim of opening an Oliveda store in Los Angeles by April 2020. Due to the COVID-19 pandemic, however, the planned opening of the first U.S. Oliveda store in Los Angeles had to be postponed. Instead, Olive Tree People focused on product development, developing approximately 35 new product formulations for Oliveda products since it began its operations in 2019 in the United States and hiring employees in the United States. By 2021, our recognition was expanding in the United States, with the Company receiving unpaid promotion from celebrity influencer Gigi Hadid, who posted on her Instagram account about using Oliveda products, as well working with numerous other social media influencers. To capitalize on this momentum, we intend to open our first store on Abbot Kinney (Venice) in Los Angeles by the end of 2021 and intend to attract large retailers with which to place our products.

As of the date of this Offering Circular, all of the Company’s operations are conducted through Oliveda Deutschland GmbH, the Company’s wholly-owned operating subsidiary. As such, references to the “Company” herein refer to the Company and Oliveda Deutschland GmbH on a consolidated basis, unless otherwise noted.

Organizational History

Oliveda Deutschland GmbH was founded by Thomas Lommel in 2003. Olive Tree People Inc. was subsequently formed on May 18, 2015 by Thomas Lommel, and was owned 100% by Mr. Lommel. In May 2016, pursuant to a transaction that was effected under the laws of Dusseldorf, Germany, Olive Tree People Inc. acquired 100% of Oliveda Deutschland GmbH. On or around March 31, 2017, Thomas Lommel transferred his 100% ownership (represented by 1,000,000 common shares) of Olive Tree People Inc. to Oliveda International, Inc. in exchange for 100,000,000 shares of Common Stock of Oliveda International, Inc. As a result of this exchange, Olive Tree People became a wholly-owned subsidiary of Oliveda International, Inc.

Oliveda International, Inc. was incorporated in the state of Iowa on May 5, 1987 as Heritage Media Corp and re-domiciled in Nevada on March 17, 1996. Heritage Media changed its name to Oliveda International, Inc. on February 27, 2017.

On March 31, 2017, Oliveda International (Nevada) completed a merger transaction with Oliveda International, Inc., a Colorado company, and issued 100,000,000 shares of its common stock in exchange for assets acquired from Oliveda International,

Inc. (Colorado), a company controlled by Thomas Lommel. The transaction was accounted for as a “reverse merger” for accounting and reporting purposes with Oliveda International, Inc. (Nevada) electing to become the successor issuer. Shares of Oliveda International currently trade on the OTC Pink Tier of OTC Markets under the symbol "OLVI".

Olive Tree People Inc. is a California corporation, and was incorporated on May 18, 2015. On May 27, 2021, the Company amended its articles of incorporation in the State of California to change its name from “Oliveda Group, Inc.” to “Olive Tree People Inc.”.

As with the Company, Oliveda International’s operations are conducted through Oliveda Deutschland GmbH, the Company’s wholly-owned operating subsidiary.

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Our Products

Oliveda has numerous products that fall into four basic categories: Face, Body, Hair, and Inside.

•Face: facial washes, serums, eye care products, and facial oils.

•Body: washes, body oils, hand and foot care, and bathing products.

•Hair: shampoos and conditioners.

•Inside: extra virgin olive oil, elixirs, shots, mouth oil cures, Orac and Camu Camu concentrate, Tea Olive Matcha, and others.

In addition, the Company recently introduced a new brand, “LA Dope”, which combines Cannabidol (CBD) and olive tree extracts to make various cosmetic and holistic health products. Currently, there are six individual products under the LA Dope product line, including elixirs, face creams, and body oils.

Some of our best-selling items to date include

•“F06 Cell Active Face Serum” - a highly concentrated Facial Serum that strengthens, tightens, repairs, and regenerates stressed and dehydrated skin through its high concentration of anti-aging power.

•“I66 The Beauty Fountain” - a “beauty drink” that contains the highly effective antioxidant Hydroxytyrosol, with bioactive collagen peptides to create an active ingredient complex that “changes wrinkles into glow!”

Planned Products

The Company expects to continue to roll out new products for skin, hair, body and internal use under each of its brands, including new CBD products under the LA Dope brand. Five new Oliveda face products are expected to be introduced in 2021.

Our Brands

Oliveda. The core brand of our Company, Oliveda is a product line utilizing ancient recipes from the Mediterranean to create healing and beautifying products containing the essence and power of the olive tree.

LA Dope. The brand LA Dope is the Company’s first foray into CBD products for beauty, cosmetics, and wellness. Products under LA Dope combine the essence and power of both the olive tree and CBD using a patented high-tech process that transmits the vibration frequency of the cannabis plants into our products without harming the plant. LA Dope currently accounts for a small amount of the Company’s sales (less than 3%) and is not expected to significant source of revenue in the future for the Company – however, the Company believes in the utility of CBD products, and also believes these products compliments its Oliveda products, and therefore intends to continue supporting the brand.

Distribution

We strive to sell our products primarily through distribution channels that align with the quality and image of our brands. These channels consist primarily of upscale department stores, specialty multi-brand retailers, upscale perfumeries and pharmacies and prestige salons and spas. In addition, our products are sold in freestanding stores that are operated either by us or by authorized third parties, through our own and third-party operated e-commerce websites and websites of our authorized retailers. As is customary in the cosmetics industry, our practice is to accept returns of our products from retailers if properly requested and approved.

As part of our strategy, we have selectively opened “Flagship” stores in Berlin and Dusseldorf, which are stores that are dedicated solely to the Company’s products. We expect to continue to open Flagship stores in new locations. In addition, we have established Oliveda “Counters” in well-known German department stores, such as Galeria Kaufhof and Douglas, which are specific areas of the department store dedicated to showcasing and selling Oliveda products.

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The vast majority of our product sales to date have been in Europe. We currently sell products directly to consumers online through our owned and operated e-commerce site in approximately 195 countries, with Germany, Switzerland, and Austria currently comprising our three biggest markets. While today a majority of our online sales are generated in Europe we believe there is ample opportunity for expansion of online sales growth globally, especially in the United States, which we plan to target for further expansion using the proceeds from this Offering. As described above, in February 2021, we were able to achieve mentions in more than 40 editorials with support from Gigi Hadid, who professed her enthusiasm for our products in social media posts . As of the date of this Offering Circular, we now work with over 75 influencers in the United States, and plan to significantly increase this number by September 2021. Beginning in October 2021, we hope to start to attract larger retailers that are interested in placing our products in their stores. Such retailers that we hope to partner with include Sephora, ULTA, and Whole Foods, which we believe complement the products and brands we have cultivated. We also intend to open our first store in Los Angeles in December 2021. We believe that these efforts will help to grow our sales in the United States – although there is no guarantee we will be successful in these efforts.

Starting in 2021, the Company’s worldwide Amazon (and other affiliate) sales have been managed from the United States, as well as the Company’s online shop, olivetreepeople.com. We currently employ 9 people in the United States and 38 in Europe with the aim of increasing the number of employees in the United States to 21 by the end of 2021 in order to carry out development and production control from the United States for all Oliveda products.

We maintain dedicated sales teams that manage our retail accounts.

Industry Overview

Beauty

In early 2020, the global beauty industry was valued by industry analysts at approximately $500 billion and is projected to grow from 5%-7% CAGR to reach about $800 billion by 2025. The leading markets are the United States, Asia and Europe, with Asia possessing the fastest and largest potential future growth. Even in times economic slowdown, beauty has shown to be resilient because consumers hold tightly to their personal care luxuries that give them an emotional lift in difficult times.

Sectors within the industry that the Company serves include skin care (face and body), hair care, fingernail care as well as organic and holistic health categories.

The beauty industry is currently transforming, with many consumers moving away from cosmetics giants and legacy brands in favor of smaller, emerging, independent brands, which can respond more nimbly to market shifts, offer highly personable services, and offer exciting consumer experience that simply cannot be matched by traditional beauty brands. Social media marketing has enabled indie beauty labels to better compete with brands that long dominated retail store space, and Direct-to-Consumer (DTC) sales have increased dramatically. In the United States alone, it is estimated that one in three dollars spent on beauty products today is spent online.

CBD Products

The market for products based on extracts of hemp and cannabis, is expected to grow substantially over the coming years. Arcview Market Research and BDS Analytics are forecasting the combined market to reach nearly $45 billion within the United States in the year 2024. While much of this market is expected to be comprised of high potency THC-based products that will be sold in licensed dispensaries, the research firms are still predicting the market to grow to $5.3 billion, $12.6 billion, and $2.2 billion by 2024 for the product areas of low THC cannabinoids, THC-free Cannabinoids and pharmaceutical cannabinoids, respectively.

Market

While we believe Oliveda products can and should be used by people of all genders and ages, our core demographic is females, aged 20 to 60.

Marketing

We market our products primarily via retail digital online ads, social media, magazines and newspapers, and direct email. In addition, we seek editorial coverage for our brands and products in digital and social media and print, to drive influencer amplification.

We are increasing our brand awareness and sales through our strategic emphasis on technology, by continuing to elevate our digital presence encompassing e-commerce, as well as digital, social media and influencer marketing.

We also engage in promotional activities, in-store displays, and online navigation are designed to attract new consumers, build demand and loyalty and introduce existing consumers to other product offerings of the Company.

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Sampling is a key promotional activity as well, and we often provide samples to stores, prospective customers, and others in order to increase our brand awareness and drive traffic to our physical and online retail locations.

In the United States specifically, the primary marketing efforts of Olive Tree People will be focused on influencer marketing. Olive Tree People provides influencers with free Oliveda products in exchange for promotion by the influencer on social media sites (such as Instagram and TikTok). Influencers are also provided special links through which their followers can purchase our products, and Oliveda pays a commission to these influencers on each purchase made by the influencer’s followers using this link, ranging from 10% to 20% of the sales price. We also plan to market our products via our planned store location in Los Angeles to be opened at the end of 2021, which we believe will help to further establish the Oliveda brand in Los Angeles, which the Company believes is a tastemaker for other parts of the United States, and, if the Company is successful there, the Company believes it will lead to results in other part of the United States

Customers

Our strategy is to build strong relationships with selected retailers globally, as well as with our consumers directly through freestanding stores and online sales.

Manufacturing, Warehousing and Raw Materials

We do not manufacture any of our products, and rely on third-party manufacturers for production of our product lines. We continue to streamline our manufacturing processes and identify sourcing opportunities to improve innovation, increase efficiencies, minimize our impact on the environment and reduce costs. The manufacturing facilities that we contract with are modern, and our manufacturing processes are substantially automated. While we believe that our network of manufacturing facilities and third-party manufacturers is sufficient to meet current and reasonably anticipated manufacturing requirements, we continue to identify opportunities to make significant improvements in capacity, technology, productivity and align our manufacturing with regional sales demand. Currently, the majority of our products are manufactured in Germany. The Company intends to continue to manufacture its products in Germany for the foreseeable future, but it believes it could also manufacture its products in the United States.

We have established a global distribution network run by third-party providers designed to meet the changing demands of our customers while maintaining service levels. We are continuously evaluating and adjusting this physical distribution network. As of the date of this Offering Circular, our distribution network is primarily centered around Europe, but we do have distribution in the United States as well.

The principal raw materials used in the manufacture of our products are essential oils, alcohols and specialty chemicals. We also purchase packaging components that are manufactured to our design specifications. Procurement of materials for all manufacturing facilities is generally made by the manufacturers we utilize to produce our products. Some of our products rely on a single or limited number of suppliers; however, we believe that our manufacturers’ portfolios of suppliers have adequate resources and facilities to overcome most unforeseen interruptions of supply. In the past, our manufacturers have been able to obtain an adequate supply of essential raw materials and we currently have no reason to believe there will not continue to be adequate sources of supply for virtually all components of our products.

We have no supply contracts for raw materials with suppliers, and rely solely on purchase orders with the suppliers we utilize for our products.

We are continually benchmarking the performance of our supply chain and will change suppliers and adjust our distribution networks and manufacturing footprint based upon the changing needs of the business. As we integrate acquired brands, we continually seek new ways to leverage our production and sourcing capabilities to improve our overall supply chain performance.

Competition

There is vigorous competition within each market where our cosmetic and holistic products are sold. Brand recognition, quality, performance, availability and price are some of the factors that impact consumers’ choices among competing products and brands. Advertising, promotion, social media activities, merchandising, the pace and timing of new product introductions, line extensions and the quality of in-store demonstrations also have a significant impact on consumers’ buying decisions.

We compete against a number of companies, some of which have substantially greater resources than we do. Our principal competitors consist of large, well-known, multinational manufacturers and marketers of skin care, makeup, fragrance and hair care products, most of which market and sell their products under multiple brand names. They include, among others, L’Oreal S.A.; Shiseido Company, Ltd.; Beiersdorf AG; LVMH Moët Hennessey Louis Vuitton; Coty, Inc.; The Procter & Gamble Company; Avon Products, Inc.; Chanel S.A.; Groupe Clarins; and Amorepacific. We also face competition from a number of smaller, independent brands, such as Glossier, Drunk Elephant, Lord Jones, Elemis and Dr. Jart.

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Intellectual Property

“Oliveda” is a registered trademark in the United States. The trademark is registered to Thomas Lommel, our Chief Executive Officer and Founder, who allows the Oliveda International to use the trademark. Pursuant to a license agreement executed in 2020 between Oliveda International, Inc. and Oliveda Deutschland GmbH (the “Oliveda Trademark License Agreement”), Oliveda International has granted Oliveda Deutschland GmbH the right to use the Oliveda trademark. The Oliveda Trademark License Agreement has a term of 5 years, pursuant to which the Oliveda Deutschland GmbH pays Oliveda International, Inc. an annual license fee of 600,000 Euros. “LA Dope” is also a registered trademark in Germany, registered again to Thomas Lommel. Pursuant to a license agreement executed in 2020 between Oliveda International, Inc. and Oliveda Deutschland GmbH (the “LA Dope” Trademark License Agreement”), Oliveda International has granted Oliveda Deutschland GmbH the right to use the Oliveda trademark. The Oliveda Trademark License Agreement has a term of 5 years, pursuant to which the Oliveda Deutschland GmbH pays Oliveda International, Inc. an annual license fee of 580,000 Euros. Each of these agreements give Oliveda Deutschland GmbH the right to use these trademarks in Europe, North America, South America, and Asia. The Oliveda Trademark License Agreement and LA Dope Trademark License Agreement are filed as Exhibits 6.1 and 6.2, respectively, to this offering statement of which this Offering Circular forms a part.

Employees

The Company currently has 9 full-time employees based in the United States. The Company’s wholly-owned subsidiary, Oliveda GmbH has 38 employees, all based in Europe.

Government Regulation

We and our products are subject to regulation by the Food and Drug Administration in the United States, as well as by various other federal, state, local and international regulatory authorities and the regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the ingredients, manufacturing, labeling, packaging, marketing, advertising, shipment, disposal and safety of our products. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international and other countries’ rules and regulations governing the discharge of materials hazardous to the environment or that relate to climate change. There are no significant capital expenditures for environmental control or climate change matters either planned in the current year or expected in the near future.

The Company has registered with the FDA's Voluntary Cosmetic Registration Program (VCRP) - a reporting system for use by manufacturers, packers, and distributors of cosmetic products that are in commercial distribution in the United States. (Registration No. 1008343). The VCRP assists FDA in carrying out its responsibility to regulate cosmetics marketed in the United States. Because product filings and establishment registrations are not mandatory, voluntary submissions provide FDA with the best estimate of information available about cosmetic products and ingredients, their frequency of use, and businesses engaged in their manufacture and distribution.

Seasonality

Our results of operations in total, by region and by product category, are subject to seasonal fluctuations, with net sales in the first half of the fiscal year typically being slightly higher than in the second half of the fiscal year. The higher net sales in the first half of the fiscal year are attributable to the increased levels of purchasing by retailers for the holiday selling season.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company (and its wholly-owned subsidiary, Oliveda GmbH) is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

The Company leases office space at 2425 Olympic Blvd. #4000W, Santa Monica, CA 90404 on a month-to-month, which serves as its headquarters. The Company also has leases for its flagship stores in Berlin and Dusseldorf, Germany.

We believe that our existing facilities are suitable and adequate to meet our current business requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Olive Tree People Inc. is a Los Angeles-based wholly-owned subsidiary of Oliveda International, Inc., a leading international holistic health and cosmetics company centered around creating products derived from the olive tree. Olive Tree People Inc. owns 100% of Oliveda Deutschland GmbH – a German limited liability company with over 20 years’ experience in manufacturing and distributing cosmetic and holistic products whose operations the Company’s management directs from the Company’s headquarters in Los Angeles. Under the brand name Oliveda, the Company sells a complete line of face, body, and hair products, as well as “inside” products – supplements and other products that are meant to be consumed for holistic health benefits. The Company’s mission is to revolutionize the skin care and holistic beauty industry with its olive tree-inspired products, utilizing environmentally safe and eco-friendly business practices to help heal people and the earth at the same time.

Operating out of Los Angeles, Olive Tree People intends to help increase the Oliveda-brand presence in the United States. Olive Tree People began its U.S. operations in 2019, with the aim of opening an Oliveda store in Los Angeles by April 2020. Due to the COVID-19 pandemic, however, the planned opening of the first U.S. Oliveda store in Los Angeles had to be postponed. Instead, Olive Tree People focused on product development, developing approximately 35 new product formulations for Oliveda products since it began its operations in 2019 in the United States and hiring employees in the US. By 2021, our recognition was expanding in the United States, with the Company receiving unpaid promotion from celebrity influencer Gigi Hadid, who posted on her Instagram account about using Oliveda products, as well working with numerous other social media influencers. To capitalize on this momentum, we intend to open our first store on Abbot Kinney (Venice) in Los Angeles by the end of 2021 and intend to attract large retailers with which to place our products.

Olive Tree People Inc. is a California corporation, and was incorporated on May 18, 2015.

Basis of Presentation

The consolidated financial statements include the accounts of Olive Tree People Inc. and its wholly owned operating subsidiary, Oliveda Deutschland GmbH. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition. Revenue is recognized when the product is shipped, and the Company completed its obligation. The amounts received prior to recognition are recorded as a deferred revenue.

Cost of Goods Sold. Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Foreign Currency Translation. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Company’s operating subsidiary Oliveda Deutschland GmbH’s functional currency is Euros, and our financial statement presentation is in United States Dollars. The translation from the subsidiary’s functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain of $131,401 and a loss of $18,285 for the years ended December 31, 2020 and 2019, respectively.

Results of Operations

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Revenues. The Company’s revenues for the year ended December 31, 2020 were $7,150,708 compared to $5,284,393 for the year ended December 31, 2019 – an increase of 35%. This increase in revenue was primarily the result of an increase in product sales, which we believe was the result of a significantly greater advertising spend (on social media in particular) in 2020 versus 2019, as well as the launch of new products that generated sales. In connection with this increase in revenues, the Company realized gross profits of $5,666,696 for the year ended December 31, 2020, compared to $3,493,669 for the year ended December 31, 2019.

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Operating Expenses. The Company’s operating expenses for the year ended December 31, 2020 were $7,021,393 compared to $2,319,198 for the year ended December 31, 2019, more than doubling in 2020 compared to 2019. The biggest component of operating expenses for the fiscal year ended December 31, 2020 was general and administrative expenses, which were $2,903,769 for the fiscal year ended December 31, 2020 compared to $10,827 for the fiscal year ended December 31, 2019. This significant increase was the result of license fees payable to Oliveda Group pursuant to the Oliveda Trademark License Agreement and LA Dope Trademark License Agreements described in the “The Company’s Business” section of this Offering Circular. In 2019, the Company entered into a license rights agreement with similar terms as the Oliveda Trademark License Agreement for the Oliveda trademark, which was terminated and replaced by the Oliveda Trademark License Agreement entered into in 2020. However, the Company did agree to pay license fees to Oliveda Group pursuant to this previous license in 2019, which were not paid until 2020 – which contributed to this large increase in expenses in 2020. The second biggest component of operating expenses in 2020 were office expenses, which increased significantly from $310,433 for the fiscal year ended December 31, 2019 to $1,862,295 for the fiscal year ended December 31, 2020. Components of office expenses included, but were not limited to, shipping and logistical costs, costs associated with our online operations, and sales commissions to influencers that sell our products. Due to COVID-19, most of our enterprise retail customers were closed in 2020, as well as our own stores. In response, we invested more heavily in our online presence, and also increased commissions on sales paid to influencers. Due to increased sales online, we our logistics and shipping costs increased from approximately $156,000 to approximately $401,000 in this period. Payroll expenses were also a significant part of operating expenses, which were $1,058,886 for the year ended December 31, 2020 compared to $835,000 for the year ended December 31, 2019. Payroll expenses increased as a result of hiring additional staff at the Company-level and the Oliveda Deutschland GmbH-level to assist with our growing operations, and increased salaries of employees at each level. In addition, our advertising expenses increased, from $284,164 for the year ended December 31, 2019 to $387,315 for the year ended December 31, 2020. Advertising expenses increased as a result of increased advertising and marketing of the Company’s products (on social media in particular), which we believe contributed to significant revenue growth in 2020 compared to 2019. Rent and utilities expenses were $449,920 and $244,515 for the years ended December 31, 2020 and 2019, respectively, nearly doubling in 2020 compared to 2019. Such expenses were comprised of rental of external facilities in 2020, and increased primarily as a result of the opening of an additional office location for our increased online sales and marketing efforts, which we increased due to COVID-19.

Net Income. As a result of the foregoing, the Company realized a net loss of $1,354 for the year ended December 31, 2020 compared to net income of $1,171,471 for the year ended December 31, 2019.

Liquidity and Capital Resources

As of the date of this Offering Circular, the Company is generating revenues from operations. As of December 31, 2020, the Company had cash and cash equivalents of $750,340, and a negative working capital of $1,322,910. During the next twelve months, the Company intends to fund its operations with funding from revenues from its operations and from the proceeds in this Offering.

During the years ended December 31, 2020 and 2019, the Company had $0 and $156,806 in receivables from related parties recorded under accounts receivable in the balance sheets. The primary amount owed to the Company ($0 and $127,049 at December 31, 2020 and 2019, respectively) was from Oliveda International, Inc., a company under common control. The transactions between the two companies are considered to be at arms-length.

During the years ended December 31, 2020 and 2019, the Company had $0 and $203,341 in payables from related parties recorded under accounts payable in the balance sheets. The primary amount owed by the Company ($0 and $184,979 at December 31, 2020 and 2019, respectively) was to the Company’s CEO, Thomas Lommel, for expenses incurred in the normal course of business by the Company which were paid by him during 2020 and 2019.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

The Company is not reliant on the proceeds from this Offering to continue its operations. The Company does not believe it will need any proceeds from this Offering to meet its short-term liquidity requirements over the next twelve months, as it expects to be able to rely on revenues generated from its operations. As of the date of this Offering Circular, the Company is profitable, and believes it has the ability to preserve liquidity as needed. The Company believes that its current cash reserves would allow the company to continue its operations for twelve months without any outside financing or proceeds from this Offering, even if the Company’s revenues were to be materially impacted by an unforeseen event.

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Going Concern

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company.

Bank Loan

In April 2020, Oliveda Deutschland GmbH signed an agreement with KfW, a German bank, for a coronavirus aid loan in the amount of $560,250 (500,000 Euros). The total amount was funded during June 2020. The loan is for a term of ten years and accrues interest at the rate of 3% per annum. Payments are due on a quarterly basis.

Trend Information

Trends in the Company’s sales and inventory, the state of the order book and costs and selling prices have remained stable and consistent since the end of 2020. Trends in the beauty industry continue to move in directions favorable to the Company and its sales, revenues, and profitability. Customers are gravitating away from large legacy brands and toward smaller, independent specialty brands that feature natural, organic products and a holistic approach to beauty and health. While economic cycles can impact consumer products, including beauty brands, many consumers cling fast to their preferred personal products even with smaller discretionary budgets. The Company’s strong online presence allows it to maintain and even grow online sales when brick-and-mortar locations are closed.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•being exempt from the requirement to hold a non-binding advisory vote on executive compensation and member approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our members could receive less information than they might expect to receive from more mature public companies.

36

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Circular, the Company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office (Date of Appointment)	Approximate hours per week for part-time individuals
Executive Officers:
Thomas Lommel	Chief Executive Officer	57	May 2015	N/A
Claudia Schwahlen	Chief Financial Officer	53	April 2020	N/A
Dr. Setareh Maleknia	Secretary	35	April 2020	N/A

Directors:
Thomas Lommel	Director (Chairman)	57	May 2015
Claudia Schwahlen	Director	53	April 2020
Dr. Setareh Maleknia	Director	35	April 2020

Thomas Lommel, Founder, Chief Executive Officer, Director

Thomas Lommel is Olive Tree People Inc.’s Chairman and Chief Executive Officer. He founded the Company in May 2015 and has served as Chairman of the Board of Directors and CEO since that time. In these roles, he charted the Company’s future path, managed and oversaw all corporate actions and initiatives, and directed the Board and all employees and consultants in all of their tasks. By the age of 29, Thomas had built a real estate company from scratch to over 1,000 employees, but in 1997, after treating himself with the power of the olive tree, he began developing a holistic health and beauty brand, Oliveda, and its family of related companies. In May 2016, he founded Olive Tree People Inc.’s wholly owned subsidiary, Oliveda Deutschland GmbH. In February 2017, Thomas realized his goal of bringing Oliveda to the U.S. public markets when he was appointed Chairman/CEO of Olive Tree People’s parent company, Oliveda International, Inc., a public company traded on the over-the-counter market under the stock symbol “OLVI”. He continues to serve in as Chairman and CEO of OLVI to this day, overseeing all corporate activities and operations for the company including mergers and acquisitions and global expansion. Thomas was a Waldorf student and from 1982 to 1986, was an athlete in the Elite Sport Grant of the German army.

On January 16, 2018, the Federal Financial Supervisory Authority in Germany ("BaFin") issued cease and desist orders against Mr. Lommel and Olive Tree Farmers GmbH and Olive Tree Invest S.L., to wind up unlicensed businesses. Mr. Lommel was the Managing Director of Olive Tree Invest. The companies accepted funds for olive tree sale/leaseback transactions without the approval of BaFin. The parties were ordered to repay all sums to the sale/leaseback counterparties. No funds have been repaid as the companies and Mr. Lommel appeal the BaFin ruling. A hearing is expected sometime in 2021. On April 24, 2015, the Swiss Financial Market Supervisory Authority (“FINMA”) prohibited Mr. Lommel, who resided in Basel, Switzerland at the time, under any name, acting by himself or through a third party, to conduct bank or bank-like business within Switzerland or to advertise such activity for a period of 5 years. In 2013, Mr. Lommel, through a wholly-owned company Oliveda Switzerland AG, purchased mountain olive trees in Spain and sought to sell those trees in sale/leaseback transactions. Such activities may only be conducted by entities licensed as banks under Swiss banking laws. Mr. Lommel was also fined 51,000 Swiss Francs. The decision was effective on September 12, 2016.

Claudia Schwahlen, Chief Financial Officer, Director

Claudia Schwahlen currently serves as Director and Chief Financial Officer of the Company, positions she was appointed to in April 2020. As CFO, she is responsible for overseeing the Company’s financials and financial reporting, and as a Director, she works with the Board to direct and manage the Company’s activities. From September 2003 to October 2018, she was self-employed as an interior designer. In November 2018, Claudia joined Oliveda Deutschland GmbH as Executive Director, responsible for managing European staff, marketing efforts, and sales channels. She was appointed the company’s General Manager - Europe in May 2019 overseeing all of the brand’s European operations and shortly afterwards was elevated to Managing Director of Oliveda Deutschland GmbH directing all of the company’s activities and operations. In July 2019, she was appointed as CFO and to the Board of Directors of Olive Tree People parent company, Oliveda International Inc., positions she still holds. In those positions, she is responsible for overseeing the company’s financials, its financial reporting, and helping to manage the operations of the public company. In 1992, she earned her master’s degree in economics from Ruhr University Bochum.

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Dr. Setareh Maleknia, Secretary, Director

Dr. Setareh Maleknia currently serves as a Director and Corporate Secretary for Olive Tree People Inc., positions she has held since April 2020. As Director, she works with the other Board members to plan and oversee the operations and overall direction of the Company, and as Corporate Secretary, she manages corporate compliance, regulatory filings, and corporate governance. Previous to joining Oliveda, she was Senior Researcher at Advance Research and Data Analysis Center, responsible for managing research projects, from December 2015 to June 2016. In July 2016, she was hired by Oliveda Deutschland GmbH to assist with the Oliveda brand’s expansion into the United States. In May 2018, she was appointed Corporate Secretary for Olive Tree People’s parent company Oliveda International, Inc., responsible for keeping all the books and records of the company and documenting corporate actions including Board resolutions, minutes of meetings, and equity transactions. She earned her master’s degree in chemistry from University of the Cologne in January 2011 and her PhD in physical chemistry from the University of Cologne in June 2014.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company does not compensate its executive officers or directors. The current officers and directors receive compensation as employees, executive officers and/or directors of Oliveda Deutschland GmbH.

For the fiscal year ended December 31, 2020, Oliveda Deutschland GmbH compensated our three highest-paid executive officers as follows:

Name and Position	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Thomas Lommel	Chief Executive Officer	-	-	-
Claudia Schwahlen	Chief Financial Officer	90,000	-	90,000
Dr. Setareh Maleknia	Secretary	51,000	-	51,000

For the fiscal year ended December 31, 2020, none of our 3 directors received any cash compensation for their services as directors.

Other than cash compensation, no other compensation was provided to the executive officers or directors of the Company for the fiscal year ended December 31, 2020.

The Company may choose to establish an equity compensation plan for its management and other employees in the future.

Other than set forth above, there are no current or future compensation plans or arrangements for officers and directors of the Company.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of June 30, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The Company’s voting securities include all shares of its limited liability company interests, designated as “Common Shares”.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)	Percent of class (2)
Thomas Lommel (1)	Common Stock	64,000,000	0	100%
2425 Olympic Blvd.
Suite 4000W
Santa Monica, CA 90404

(1)Represents shares held by Oliveda International, Inc. Thomas Lommel is the majority stockholder of Oliveda International, Inc., owning 100,000,000 shares of its Common Stock (representing 83% of the issued and outstanding shares), 1,000,000 shares of its Series A Preferred Stock (representing 100% of the issued and outstanding shares of this class, which has the voting equivalent of 100,000 votes of Common Stock per share of Oliveda International), and 7,000 of its Series C Preferred Stock (representing 87.5% of the issued and outstanding shares). Mr. Lommel is also the Chairman of the Board, President, CEO and CFO of Oliveda International, Inc. As such, Mr. Lommel is deemed to have voting and dispositive control over the shares held by Oliveda International, Inc.

(2)Based on 64,000,000 shares of Common Stock issued and outstanding as of June 30, 2021.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company had $0 and $156,806 in receivables from related parties recorded under accounts receivable in the balance sheets. The primary amount owed to the Company ($0 and $127,049 at December 31, 2020 and 2019, respectively) was from Oliveda International, Inc., a company under common control.

During the years ended December 31, 2020 and 2019, the Company had $0 and $203,341 in payables from related parties recorded under accounts payable in the balance sheets. The primary amount owed by the Company ($0 and $184,979 at December 31, 2020 and 2019, respectively) was to the Company’s CEO, Thomas Lommel, for expenses incurred in the normal course of business by the Company which were paid by him during 2020 and 2019.

SECURITIES BEING OFFERED

General

The Company is offering up to 12,000,000 shares of its Common Stock in this Offering at a price of $1.25 per share. The authorized capital stock of the Company consists solely of common shares, no par value, which we refer to as Common Stock. The terms of the Company’s Common Stock are outlined below.

On June 11, 2021, the Company amended its articles of incorporation with the State of California to increase its authorized shares of Common Stock to 500,000,000. On June 30, 2021, the Company issued to Oliveda International an additional 63,000,000 shares.

Common Stock

The Company will have 500,000,000 shares of Common Stock authorized, of which 64,000,000 have been issued.

Each holder of our Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

39

OLIVEDA GROUP, INC.

A CALIFORNIA CORPORATION

Consolidated Financial Statements

and Independent Auditor’s Report

December 31, 2020 and 2019

40

OLIVEDA GROUP, INC.

Years Ended December 31, 2020 and 2019 Table of Contents

41

INDEPENDENT AUDITOR’S REPORT

April 19, 2021

To: Board of Directors, Oliveda Group, Inc.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of Oliveda Group, Inc. and subsidiaries (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders’ equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group IndigoSpire CPA Group, LLC Aurora, Colorado

F-1

OLIVEDA GROUP, INC.

CONSOLIDATED BALANCE SHEETS

See independent auditor’s report

As of December 31, 2020 and 2019

	2020	2019
Assets
Current Assets
Cash and cash equivalents	$750,340	$132,602
Accounts receivable, net	319,103	1,342,417
Prepaid sales taxes	-	803,393
Inventory	232,070	346,011
Total Current Assets	1,301,513	2,624,423

Property and equipment, net	2,247,236	300,674
Goodwill	-	280,025
Security deposits	-	37,400
Total Assets	$3,548,749	$3,242,522

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$3,807,803	$521,697
Accrued expenses	527,837	738,436
Total Current Liabilities	4,335,640	1,260,133
Total Liabilities	4,335,640	1,260,133

Stockholders' Equity (Deficit)
Common Stock; $0.001 par value, 1,000,000 shares authorized; 1,000,000 shares outstanding	1,000	1,000
Additional Paid-in Capital	-	-
Retained Earnings	(787,891)	2,112,790
Accumulated Other Comprehensive Income	-	(131,401)
Total Stockholders' Equity (Deficit)	(786,891)	1,982,389
Total Liabilities and Stockholders' Equity (Deficit)	$3,548,749	$3,242,522

See independent auditor’s report and accompanying notes to the financial statements.

F-2

OLIVEDA GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

See independent auditor’s report

For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue sales, net	$7,150,708	$5,284,393
Cost of goods sold	1,480,685	1,790,724
Write-downs	3,327	-
Gross profit	5,666,696	3,493,669

Operating expenses
Payroll expense	1,058,886	835,000
Professional fees	161,692	266,037
Advertising	387,315	284,164
Office expense	1,862,295	310,433
Rent and utilities	449,920	244,515
Commissions	-	154,547
Depreciation	97,620	85,642
Auto expense	76,657	71,743
Travel	23,239	56,290
G&A	2,903,769	10,827
Total operating expenses	7,021,393	2,319,198

Net income from operations	(1,354,697)	1,174,471
Provision for income taxes	-	-
Net income	$(1,354,697)	$1,174,471

Earnings (loss) per share, basic and diluted	$(1.35)	$1.17

Weighted average number of shares outstanding	1,000,000	1,000,000

Other comprehensive income (loss)
Exchange differences arising on translating Foreign Operations	131,401	(18,285)
Total comprehensive income (loss)	$(1,223,296)	$1,156,186

See independent auditor’s report and accompanying notes to the financial statements.

F-3

OLIVEDA GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

See independent auditor’s report

For the Years Ended December 31, 2020 and 2019

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
Balance on December 31, 2018	1,000,000	$1,000	$-	$908,171	$(82,968)	$826,203
Net income	-	-	-	1,174,471	-	1,174,471
Foreign currency translation	-	-	-	-	(18,285)	(18,285)
Balance on December 31, 2019	1,000,000	1,000	-	2,082,642	(101,253)	1,982,389
Net income	-	-	-	(1,354,697)	-	(1,354,697)
Foreign currency translation	-	-	-	-	101,253	101,253
Balance on December 31, 2020	1,000,000	$1,000	$-	$727,948	$-	$728,945

See accountants' review report and accompanying notes to the financial statements.

F-4

OLIVEDA GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

See independent auditor’s report

For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net income (loss)	$(1,354,697)	$1,174,471
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	97,620	85,642
Changes in operating assets and liabilities:
Accounts receivable, net	1,023,314	(925,994)
Inventory	113,941	7,877
Sales tax receivable	803,393	(299,163)
Accounts payable	3,075,507	(243,519)
Net cash provided (used) by operating activities	3,759,078	(200,686)

Cash flows from investing activities
Payments for the purchase of fixed assets	(1,946,562)	-
Net cash used by investing activities	(1,946,562)	-

Effect of foreign currency translation	(1,194,778)	(43,170)
Net increase (decrease) in cash and cash equivalents	617,738	(243,856)

Cash and cash equivalents, beginning	132,602	376,458
Cash and cash equivalents, ending	$750,340	$132,602

Supplemental cash flow information:
Cash paid during the period for
Interest	$-	$-
Income taxes	$-	$-

See independent auditor’s report and accompanying notes to the financial statements.

F-5

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Oliveda Group, Inc. ("the Company" or "Group") was incorporated in the state of California on May 18, 2015. On May 2, 2016, the Company acquired Oliveda Deutschland GmbH. On March 31, 2017, the Company completed a merger with Oliveda International, Inc. After completion of the merger, the Company was 100% owned 100% by Oliveda International, and in turn owned 100% of an operating subsidiary, Oliveda Deutschland GmbH. The Company's acquisition of Oliveda Deutschland GmbH allowed it to develop a basis of business operations that focuses on manufacturing and distribution of cosmetic and holistic products built around the pure essence of the olive tree and its oils and any other related business activities as of the date of these financial statements.

With over 20-years experience manufacturing and distribution of cosmetic and holistic products built around the pure essence of the olive tree and its oils, Oliveda Deutschland GmbH operates in several European countries. Oliveda Deutschland GmbH has a complete line of products for the face, body, and hair as well as products for inside-the- body holistic benefits. The product lines are extensive: the face care line includes face washes, serums, eye care products, and face oils; the body line consists of body washes, body oils, hand and foot care, and other bathing products; the haircare line encompass shampoos, conditioners, and scalp treatments; and the holistic product line includes those based on the wholesome essence of extra virgin olive oil, with mouth curing oils, ORAC and Camu Camu Concentrate, Hydroxytyrosol Molecule, Tea Olivematcha, and other products that have been shown to help the body perform more efficiently.

The Company has successfully sold its products through various channels, including traditional retail and online distribution channels and through its own corporate-owned stores. The Company intends to open more corporate- owned stores, with a target of 60 stores worldwide in 5 years. With its current stronghold in Europe, the company intends to extend its reach into the United States and Asian markets.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. The subsidiary’s functional currency is Euros, and financial statement presentation is in United States Dollars. The translation from the subsidiary’s functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain (loss) of $131,401 and ($18,285) for the years ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable.

F-6

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)identify the contract with a customer;

2)identify the performance obligations in the contract;

3)determine the transaction price;

4)allocate the transaction price to performance obligations in the contract; and

5)recognize revenue as the performance obligation is satisfied.

Revenue is recognized when the product is shipped, and the Company completed its obligation. The amounts received prior to recognition are recorded as a deferred revenue. No amounts were recorded as deferred revenue during the years ending December 31, 2020 and 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. At December 31, 2020 and 2019, the Company’s cash balances were in excess of federally insured limits by $500,340 and $0. No losses have been recognized as a result of these excess amounts.

F-7

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2020 and 2019, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Depreciation expense for the years ended December 31, 2020 and 2019, was $97,620 and $85,642, respectively. The Company has not recorded any impairment of fixed assets.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $387,315 and $284,164 in advertising costs, respectively.

Other Assets

At December 31, 2020 and 2019, the Company had other assets totaling $0 and $37,400, respectively. The balances represent security deposits.

Goodwill and Intangible Assets

Goodwill and other identifiable intangible assets with indefinite lives that are not being amortized, such as trade names, are tested at least annually for impairment and are written down if impaired. Identifiable intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever facts and circumstances indicate that their carrying values may not be fully recoverable.

The Company evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

F-8

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50 percent likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50 percent likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company’s inception.

The federal net operating loss carryforward for years 2018 and prior begin to expire in 2038, and net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has established a full valuation allowance against its deferred tax assets.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 2 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2020	2019
Furniture	$2,496,259	$401,949
Computer and equipment	169,738	108,711

Less: Accumulated Depreciation	(418,760)	(209,986)

Property and equipment, net	$2,247,237	$300,674

Depreciation expense for the years ended December 31, 2020 and 2019, was $97,620 and $85,642, respectively.

NOTE 3 – GOODWILL

Effective January 2, 2018, the Company purchased fixed assets, inventory and a customer list from Olive Tree Farmers GmbH in the amount of $670,921.

As a part of the transaction, $216,721 was paid for fixed assets, $167,799 was paid for inventory, and $286,400 was paid for the customer list, which was recorded under goodwill.

ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) requires goodwill and other identifiable intangible assets with indefinite useful lives not be amortized, such as trade names, but instead tested at least annually for impairment (which the Company tests each year end, absent any impairment indicators) and be written down if impaired. During the year ended December 31, 2020, the Company has identified no circumstances which would call for goodwill impairment.

F-9

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company had $0 and $156,806 in receivables from related parties recorded under accounts receivable in the balance sheets. The primary amount owed to the Company ($0 and $127,049 at December 31, 2020 and 2019, respectively) was from Oliveda International, Inc., a company under common control. The transactions between the two companies are considered to be at arms-length.

During the years ended December 31, 2020 and 2019, the Company had $0 and $203,341 in payables from related parties recorded under accounts payable in the balance sheets. The primary amount owed by the Company ($0 and $184,979 at December 31, 2020 and 2019, respectively) was to the Company’s CEO, Thomas Lommel, for expenses occurred in the normal course of business by the Company which were paid by him during 2020 and 2019.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 5 – PREPAID SALES TAXES

The Company’s subsidiary operates in Germany, where based on local laws, the Company collects sales tax from customers they will need to pay to the government. Sales tax collected from customers will be offset against sales tax paid by the Company, resulting in a liability or a refund.

During the years ended December 31, 2020 and 2019, the Company had $0 and $803,393 in prepaid sales taxes, and $0 and $738,436 in sales tax payable recorded within accrued expenses on the balance sheets.

NOTE 6 – EQUITY

The total number of common shares authorized that may be issued by the Company is 1,000,000 shares with a par value of $0.001 per share. On March 18, 2015, the Company issued 1,000,000 shares of common stock at par value of $0.001 per share to founder, Thomas Lommel.

NOTE 7 – OPERATING LEASE

Company has a number of leases with various expiration dates.

For the year ended December 31, 2020 and 2019, the Company recognized rent expense on its operating lease of $449,920 and $208,337, respectively, included in ‘Rent and utilities’ ‘in the statements of operations. Total minimum rental payments are as follows for years ended December 31:

2021	$221,115
2022	221,115
2023	221,115
2024	221,115
2025	193,744
Thereafter	$-

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

Additionally, the Company is not aware of any other contingent liabilities or claims against the Company.

F-10

OLIVEDA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See independent auditor’s report

For the years ended December 31, 2020 and 2019

NOTE 9 – SUBSEQUENT EVENTS

Name Change

In April 2021, the Company tendered a request for a name change to the California Secretary of State to change the name of the Company to “Olive Tree People Inc.”

Management Evaluation

Management has evaluated subsequent events through April 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-11